Brambles

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
www.brambles.com

02055536

4 October 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

P

dlw 10/28

FILE NO 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Held as Principal	12,693,961
Held in client portfolios	67,873,588

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

3 October 2002

12) Total holding following this notification

80,567,549

13) Total percentage holding of issued class following this notification

11.13%

File no 82-5205

14) Any additional information

This notice relates to the increase in the number of shares held in Client Portfolios from 65,592,463 to 67,873,588 shares

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of Notification - 4 October 2002

Held as Principal	
Deutsche Bank AG London	10,237,463
Morgan Grenfell & Co. Limited	1,281,426
Deutsche Bank Securities Inc	1,175,072
Total	12,693,961

Held in Client Portfolios	
Morgan Nominees	22,531,149
Morgan Nominees Account CHY	181,220
Morgan Nominees Account CSL	66,863
Morgan Nominees Account DGR	169,127
Morgan Nominees Account ENF	266,800
Morgan Nominees Account LAM	299,978
Morgan Nominees Account MER	53,004
Morgan Nominees Account SAM	38,954
Morgan Nominees Account SL	459,438
Bank of New York Nominees	1,703,372
Bank of New York Nominees A/C VC	45,264
Bank of New York Nominees A/C 588251	75,635
Bank of Tokyo London	5,340
British Overseas Bank Account 7020	88,910
BT Globenet Nominees	851,717
Channel Nominees	211,265
Chase Nominees	10,718,447
Chase Nominees Account 14186	168,698
Clydesdale Bank Custodian Nominees	323,881
Deutsche Asset Management (Japan) Ltd	275,490
Deutsche Asset Management Frankfurt	3,765,134
Deutsche Asset Management Spain	341,825
Deutsche Bank International Limited	1,339,804
Deutsche Trust Bank Japan	1,976,232
DWS Investment GmbH	65,000
HSBC Global Custody Nominees (UK) Ltd	813,718
HSBC Global Custody Nominees (UK) Ltd, A/c 767137	71,417

FILE NO. 82-5205

Lloyds Bank Nominees	493,620
Lothian Regional Council	384,460
National Provincial	182,215
Nortrust Nominees	7,308,572
Perry Nominees	65,143
Raiffeisen Zentralbank Nominees	19,533
RBSTB Nominees	423,074
RBSTB Nominees A/C RTLDN	150,000
Scudder Investment Management	6,306,048
State Street Nominees	2,846,821
Sutrin Nominees	40,310
Tokyo Trust	202,010
Vidacos Nominees	606,644
To be Advised	1,937,456
Total	67,873,588